Exhibit 99.1

NEWS RELEASE

Endeavour Silver to Release Second Quarter 2011 Financial Results on
August 3, 2011, Conference Call at 1 PM EDT on August 4, 2011

Vancouver, Canada – July 19, 2011 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) plans to release its Second Quarter 2011 financial results on Wednesday August 3, 2011 prior to the market open.

A conference call to discuss the results will be held at 10:00 AM Pacific Time (1:00 PM Eastern Time) on Thursday August 4, 2011. To participate in the conference call, please dial the following:

• 800-319-4610 Canada and USA (Toll-free)
• 604-638-5340 Vancouver
• 1-604-638-5340 Outside of Canada & USA
• No passcode is necessary

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1- 604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by the # sign.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.